                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2

                             JPS TEXTILE GROUP, INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    46624B30
                                    --------
                                 (CUSIP Number)

                       Michael C. Murr, Managing Director
                                 DAYSTAR L.L.C.
                            411 Theodore Fremd Avenue
                               Rye, New York 10580
                                 (914) 967-1155
                           ---------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 16, 1999
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 Page 1 of 3

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CUSIP NO.   46624B30

----------------------------------------------------------------------------------------------------------
1)       Names of Reporting Persons                           DAYSTAR L.L.C.
         I.R.S. Identification Nos. of                        13-3859222
         Above Persons (Entities Only)
----------------------------------------------------------------------------------------------------------
2)       Check the Appropriate Box          (a)               / /
         if a Member of a Group             (b)               /X/
         (See Instructions)
----------------------------------------------------------------------------------------------------------
3)       SEC Use Only
----------------------------------------------------------------------------------------------------------
4)       Source of Funds                                      WC, PF
----------------------------------------------------------------------------------------------------------
5)       Check Box if Disclosure of Legal
         Proceedings is Required Pur-

         suant to Item 2(d) or 2(e)                           / /
----------------------------------------------------------------------------------------------------------
6)       Citizenship or Place of                              New York
         Organization
----------------------------------------------------------------------------------------------------------
Number of                  (7)      Sole Voting Power         0 shares
Shares Bene-               -------------------------------------------------------------------------------
ficially                   (8)      Shared Voting
Owned by                            Power                     0 shares
Each Report-               -------------------------------------------------------------------------------
 ing Person                (9)      Sole Dispositive
  With                              Power                     0 shares
                           -------------------------------------------------------------------------------
                           (10)     Shared Dispositive
                                    Power                     0 shares
----------------------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                       0 shares
----------------------------------------------------------------------------------------------------------
12)      Check Box if the Aggregate
         Amount in Row (11) Excludes

         Certain Shares                                       / /
----------------------------------------------------------------------------------------------------------
13)      Percent of Class Represented

         by Amount in Row (11)                                0%
----------------------------------------------------------------------------------------------------------
14)      Type of Reporting Person                             IA
----------------------------------------------------------------------------------------------------------

                                  Page 2 of 3

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                  On February 12, 1998, Daystar L.L.C., a New York limited
liability company ("Daystar"), filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Original Statement") relating to shares of Common Stock, par value $0.01 per share ("Common Stock"), of JPS Textile Group, Inc., a Delaware corporation (the "Company"), beneficially owned by it. All capitalized terms used herein and not otherwise defined herein shall have the same respective meanings as used in the Original Statement.

                  Item 5(c) of the Original Statement is amended to read as follows:

                  (c) On September 16, 1999, Daystar, acting on behalf of the Fund, of which it acts as General Partner, sold 755,517 shares of the Company's Common Stock and, acting as investment advisor to certain of its clients, sold an aggregate of 948,843 shares, in brokerage transactions for a net sales price of $3.00 per share.

                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 1999

                                 DAYSTAR L.L.C.

                                  By  /s/ Michael C. Murr
                                     ----------------------------
                                      Michael C. Murr
                                      Managing Director

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